                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

           Vista Eyecare, Inc. f/k/a National Vision Associates, Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638459107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

              Kimberley E. Thompson, c/o ITC Holding Company, Inc.
          1239 O.G. Skinner Drive, West Point, GA 31833 (703) 619-9678
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 10, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 638459107                                           Page 2 of 13 Pages

---------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              ITC SERVICE COMPANY

---------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                     (b) [ ]
---------------------------------------------------------------------------------------
3             SEC USE ONLY

---------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              WC

---------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

---------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

---------------------------------------------------------------------------------------
              7  SOLE VOTING POWER
                 3,356,648
  NUMBER OF
   SHARES     -------------------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY       -0-
    EACH
  REPORTING   -------------------------------------------------------------------------
   PERSON     9  SOLE DISPOSITIVE POWER
    WITH         3,356,648

              -------------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                 -0-

---------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON 3,356,648

---------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            [ ]

---------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.8%

---------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO

---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 638459107                                           Page 3 of 13 Pages

     This statement amends the Schedule 13D filed with the Securities and Exchange Commission on August 19, 1998 and amended by Amendment No. 1 filed on November 2, 1998, Amendment No. 2 filed on March 25, 1999, Amendment No. 3 filed on April 27, 1999 and Amendment No. 4 filed on June 4, 1999 by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"), Campbell B. Lanier, IV ("Mr. Lanier IV"), ITC Service Company ("ITC Service"), Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Lanier Trust"), William H. Scott, III ("Mr. Scott"), Martha J. Scott ("Mrs. Scott"), the William H. Scott, III Irrevocable Trust f/b/o Mary Martha Scott (the "Scott Trust"), Bryan W. Adams ("Mr. Adams" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV, ITC Service, the Lanier Trust, Mr. and Mrs. Scott and the Scott Trust, the "Reporting Persons") and J. Douglas Cox ("Mr. Cox") and Sandy Cox ("Mrs. Cox"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Vista Eyecare, Inc. f/k/a National Vision Associates, LTD., a Georgia corporation (the "Company").

ITEM 2.     IDENTITY AND BACKGROUND

     Item 2 is hereby amended by adding the following additional information:

     On September 1, 1999, Mr. and Mrs. Cox withdrew as members of the group and, accordingly, are no longer included as Reporting Persons in this Schedule 13D report.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following additional information:

     ITC Service purchased 600,000 shares of Common Stock of the Company on September 10, 1999 for an aggregate consideration of approximately $1,809,375. The funds used to purchase these shares came from the working capital of ITC Service.


ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have acquired the shares of Common Stock in order to obtain a significant investment position in the Company. Depending upon market conditions and other factors, it is the current intention of the Reporting Persons to acquire additional shares of the Common Stock. In this regard and as disclosed in Amendment No. 2 and Amendment No. 3 to this Schedule 13D, Mr. Lanier made a request to a representative of the Company that the Company consider amending the Company's Shareholder Rights Plan (the "Plan," as more fully discussed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 17, 1997) to permit the Reporting Persons to purchase additional shares of Common Stock in excess of 15% of the total shares outstanding without triggering the "Rights" issued under the Plan. On April 23, 1999, the Company announced that it had granted an exception under the Plan to allow the Reporting Persons to make additional purchases of its Common Stock up to 25 percent of the total shares outstanding (inclusive of those already owned by the Reporting Persons). On September 10, 1999, the Company announced that it had granted a second exception under the Plan (the "Second Exception") to allow the Reporting Persons

CUSIP No. 638459107                                           Page 4 of 13 Pages

to make additional purchases of its Common Stock up to 28 percent of the total shares outstanding (inclusive of those already owned by the Reporting Persons together with their associates and affiliates). In order to ensure that the Reporting Persons together with their associates and affiliates do not exceed the 28 percent threshold, ITC Holding has requested, and the members of the Board of Directors of ITC Holding have agreed, that the members of the Board of Directors of ITC Holding will advise ITC Holding of any further proposed purchases of Common Stock of the Company. In addition, in connection with the Second Exception, the Company, ITC Service and Mr. Lanier have entered into a Voting Agreement pursuant to which they have agreed that as long as, and only for so long as, the Reporting Persons together with their associates and affiliates beneficially own in excess of 25 percent of the total shares outstanding (such amount in excess of 25 percent to be referred to herein as the "Covered Shares") ITC Service and Mr. Lanier will vote on all matters on which such shares are entitled to vote that number of shares equal to the total number of Covered Shares in the same ratio as that which all other shares of Common Stock are voted other than those shares of Common Stock owned by the Reporting Persons or their affiliates. A copy of the Voting Agreement has been filed as
Exhibit 99.1 to this Amendment No. 5 and is incorporated herein by reference.

     The Reporting Persons, however, reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire.

     The Reporting Persons have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

CUSIP No. 638459107                                           Page 5 of 13 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     As of the date of this report, the Reporting Persons beneficially own an aggregate of 4,355,562 shares of the Company's Common Stock which represents approximately 20.6% of the 21,179,103 shares of the Company's Common Stock outstanding as of August 11, 1999.

Mr. Lanier has

                    i)      sole power to vote or direct the vote                                              153,832(1)

                    ii)     shared power to vote or direct the vote                                               750

                    iii)    sole power to dispose or direct the disposition                                    153,832(1)

                    iv)     shared power to dispose or direct the disposition                                     750

                            (1)  Includes vested options convertible for an aggregate of 16,875 shares.

Mrs. Lanier has

                    i)      sole power to vote or direct the vote                                                   0

                    ii)     shared power to vote or direct the vote                                               750

                    iii)    sole power to dispose or direct the disposition                                         0

                    iv)     shared power to dispose or direct the disposition                                     750

Mr. Lanier, IV has

                    i)      sole power to vote or direct the vote                                              25,550

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                    25,550

                    iv)     shared power to dispose or direct the disposition                                       0

ITC Service has

                    i)      sole power to vote or direct the vote                                              3,356,648

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                    3,356,648

                    iv)     shared power to dispose or direct the disposition                                       0

CUSIP No. 638459107                                           Page 6 of 13 Pages

Lanier Trust has

                    i)      sole power to vote or direct the vote                                              700,000

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                    700,000

                    iv)     shared power to dispose or direct the disposition                                       0

Mr. Scott has

                    i)      sole power to vote or direct the vote                                              782,782(2)

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                    782,782(2)

                    iv)     shared power to dispose or direct the disposition                                       0

                            (2)   Includes 700,000 shares of Common Stock owned
                            by the Lanier Trust of which Mr. Scott is the sole trustee.

Mrs. Scott has

                    i)      sole power to vote or direct the vote                                              28,000(3)

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                    28,000(3)

                    iv)     shared power to dispose or direct the disposition                                       0

                            (3)   Includes 10,000 shares of Common Stock owned by
                            the Scott Trust of which Mrs. Scott is the sole trustee.

Scott Trust has

                    i)      sole power to vote or direct the vote                                                   0

                    ii)     shared power to vote or direct the vote                                            10,000

                    iii)    sole power to dispose or direct the disposition                                         0

                    iv)     shared power to dispose or direct the disposition                                  10,000

Mr. Adams has

                    i)      sole power to vote or direct the vote                                               8,000

                    ii)     shared power to vote or direct the vote                                                 0

                    iii)    sole power to dispose or direct the disposition                                     8,000

                    iv)     shared power to dispose or direct the disposition                                       0

CUSIP No. 638459107                                           Page 7 of 13 Pages

     The Reporting Persons have engaged in the following transactions in the Company's Common Stock since the Schedule 13D/A No. 4 was filed on June 4, 1999:

     REPORTING                    NUMBER OF      PRICE            TYPE OF
      PERSON          DATE         SHARES      PER SHARE        TRANSACTION
      ------          ----         ------      ---------        -----------
   ITC Service     15-Sept-99     600,000        3.016          Open Market

     No person other than Mr. Lanier has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier except with respect to the 750 shares of Common Stock owned by Mrs. Lanier, of which Mrs. Lanier has such rights.

     No person other than Mr. Lanier, IV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Lanier, IV.

     No person other than ITC Service, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by ITC Service, except that since ITC Service is an indirect wholly owned subsidiary of ITC Holding, ITC Holding indirectly has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by ITC Service.

     No person other than Mr. Scott and the Lanier Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Lanier Trust.

     No person other than Mr. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Scott.

     No person other than Mrs. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Scott.

     No person other than Mrs. Scott and the Scott Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Scott Trust.

     No person other than Mr. Adams has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Adams.

CUSIP No. 638459107                                           Page 8 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following:

     Except as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.             Exhibit

99.1 Voting Agreement dated September 9, 1999 by and among Vista Eyecare, Inc., ITC Service Company and Campbell B. Lanier, III.

CUSIP No. 638459107                                           Page 9 of 13 Pages


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 18, 1999


/s/ Campbell B. Lanier, III
-------------------------------------
By: Campbell B. Lanier, III

/s/ Jane Lanier
-------------------------------------
By: Jane Lanier

/s/ Campbell B. Lanier, IV
-------------------------------------
By: Campbell B. Lanier, IV


ITC SERVICE COMPANY

/s/ Kimberley E. Thompson
-------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
          and Secretary

CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

/s/ William H. Scott, III
-------------------------------------
By:      William H. Scott, III
Title:   Trustee

/s/ William H. Scott, III
-------------------------------------
By:      William H. Scott, III

/s/ Martha J. Scott
-------------------------------------
By:      Martha J. Scott

CUSIP No. 638459107                                          Page 10 of 13 Pages



WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT

/s/ Martha J. Scott
-------------------------------------
By:      Martha J. Scott
Title:   Trustee

/s/ Bryan W. Adams
-------------------------------------
By:      Bryan W. Adams

CUSIP No. 638459107                                          Page 11 of 13 Pages


                                   APPENDIX I

                  OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

  NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                    PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                    OR EMPLOYMENT
-----------------------------------                                     ------------------------------------
Campbell B. Lanier, III, Director,                                      Chairman and Chief Executive Officer
Chairman and Chief Executive Officer                                    ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director,                                        Chief Operating Officer and President
President and Chief                                                     ITC Holding Company, Inc.
Operating Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Senior Vice President,                                  Senior Vice President - Chief Financial Officer
Chief Financial Officer,                                                ITC Holding Company, Inc.
Treasurer and Assistant Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Senior Vice                                      Senior Vice President - General Counsel and
President - General Counsel and Secretary                               Secretary ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray, Vice President,                                         Vice President, Controller and
Controller and Assistant Secretary                                      Assistant Secretary
c/o ITC Service Company                                                 ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

CUSIP No. 638459107                                          Page 12 of 13 Pages


                                   APPENDIX II

                   OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

  NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                    PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                    OR EMPLOYMENT
------------------------------------                                    -----------------------------------------------
Campbell B. Lanier, III                                                 Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                                                   Chief Operating Officer and President
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                                                          Vice President
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                                                          Senior Vice President - Chief Financial Officer
c/o ITC Holding Company, Inc.                                           and Assistant Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

George Miller                                                           Senior Vice President - Corporate Development
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                                                   Senior Vice President - General Counsel
c/o ITC Holding Company, Inc.                                           and Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

Dabsey M. Gray                                                          Vice President, Controller and Assistant
c/o ITC Holding Company, Inc.                                           Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

Robert Mills                                                            Vice President - Corporate Development
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

CUSIP No. 638459107                                          Page 13 of 13 Pages

J. Smith Lanier, II, Director                                           Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

William T. Parr, Director                                               Vice Chairman
c/o ITC Holding Company, Inc.                                           J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director                                       Certified Public Accountant and
c/o ITC Holding Company, Inc.                                           Attorney
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                                               Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                                               Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director                                          Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                                              President
c/o ITC Holding Company, Inc.                                           South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                                              Chairman and President
c/o ITC Holding Company, Inc.                                           National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833